

January 8, 2026

Diane R. Garrett
President and Chief Executive Officer
Hycroft Mining Holding Corporation
4300 Water Canyon Road, Unit 1
Winnemucca, NV 89445

     **Re: Hycroft Mining Holding Corporation**
         **Registration Statement on Form S-3**
         **Filed December 29, 2025**
         **File No. 333-292470**

Dear Diane R. Garrett:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Michael Purcell at 202-551-5351 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation

cc:    Craig D. Linder